UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 26, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2019 ordinary general shareholders meeting that was held on March 26, 2020.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange, in the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted in the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) being represented 43,372’006,400 (forty-three thousand three hundred seventy-two million, six thousand four hundred) shares of the 45,321’396,858 (forty-five thousand, three hundred and twenty-one million, three hundred ninety-six thousand, eight hundred fifty-eight) shares with voting rights that constitute the capital stock which represents 95.699% (nighty-five point six nine nine percent) of the outstanding share capital.

In relation to the First Item on the Agenda, by majority vote in favor and with the opposing vote of 36’177,390 shares, the following Agreement was made:

FIRST: The following is approved:

a)            The Chief Executive Officer’s Report of the Company’s progress in the fiscal year 2019, the Company’s Financial Statements, Results Statements, Cash Flow Statement and Changes in Stockholders Equity, individual and consolidated, for the fiscal year 2019, with its complementary notes; the Board of Director’s Report on the operations and activities in which it intervened during the fiscal year 2019; the Annual Report on the activities of the Audit and Corporate Practices and Finance Committees; the Report containing the main accounting policies and criteria followed in the preparation of the financial information, as well as the Report on the review of the Company’s tax situation; and

b)            The ratification of all the acts and actions carried out by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices and Finance Committees.

In relation to the Second Item on the Agenda, by majority vote in favor and with the opposing vote of 19’432,450 shares, the following Agreement was made:

SECOND: The allocation of results for the fiscal year ended December 31, 2019 was approved in the following terms:

(figures in constant millions of pesos as of December 31, 2019)

Initially retained earnings:	$28,704
Dividends 2019:	$(2,911)
Earnings for the year ended December 31, 2019:	$2,912

Retained Earnings Remainder:	$28,705

In relation to the Third Item on the Agenda, by majority vote in favor and with the opposing vote of 6’913,760 shares, the following Agreement was made:

THIRD: The following is approved:

The Board of Director’s Report regarding the procedures and resolutions of such board during the fiscal year 2019, on which the acquisition of its own shares was instructed.

In relation to the Fourth Item on the Agenda, by majority vote in favor and with the opposing vote of 6’954,560 shares, the following Agreement was made:

FOURTH: The following is approved:

a)            To set the amount of U.S.$500´000,000.00 (five hundred million dollars of the United States of America 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2020, and until the next Annual Shareholder’s Meeting is held, Cemex, S.A.B. de C.V. may be used for the acquisition of its own shares or securities that represent such shares.

b)            Authorize the Company´s Board of Directors to determine the bases on which the acquisition and placement of said shares is instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the operation and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys in fact or delegates appointed at the time, or the persons responsible for such operations, shall determine in each case, whether the purchase is carried out with a charge to stockholders’ equity as long as the shares belong to the Company, or, charged to the share capital, in case it is solved to convert them into unsubscribed shares to be kept in treasury.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote of 7’180,760 shares, the following Agreement was made:

FIFTH: The following is approved:

The decrease of CEMEX, S.A.B. de C.V.´s share capital, in its variable part for the amount of $1’313,614.19 M.N. (one million, three hundred and thirteen thousand, six hundred fourteen Mexican pesos 19/100), through the cancellation of 473’100,000 (four hundred seventy three million, one hundred thousand) ordinary, registered and without par-value, treasury shares, of which 315’400,000 (three hundred fifteen million, four hundred thousand) are Series A and 157’700,000 (one hundred fifty seven million, seven hundred thousand) are Series B, which were acquired through the repurchase program in fiscal year 2019. The decrease in share capital is made at a theoretical value of 0.00277661 Mexican pesos per share.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote of 6’489,590 shares, the following Agreement was made:

SIXTH: The following is approved:

The decrease of CEMEX, S.A.B. de C.V.´s share capital, in its variable part for the amount of $82,708.48 M.N. (eighty-two thousand, seven hundred and eight Mexican pesos 48/100), through the cancelation of 29’787,576 (twenty nine million, seven hundred eighty seven thousand, five hundred seventy six) ordinary, registered and without par-value, treasury shares, of which 19’858,384 (nineteen million, eight hundred fifty eight thousand, three hundred eighty four) are Series A and 9’929,192 (nine million, nine hundred twenty nine thousand, one hundred ninety two) are Series B, which supported the issuance of the mandatorily convertible notes issued in December 2009 due November 2019, and that shall remain in treasury after their settlement at maturity. The decrease in share capital is made at a theoretical value of 0.00277661 Mexican pesos per share.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote of 6’516,600 shares, the following Agreement was made:

SEVENTH: The following is approved:

The decrease of CEMEX, S.A.B. de C.V.´s share capital, in its variable part for the amount of $3’546,912.00 M.N. (three million, five hundred forty-six thousand, nine hundred twelve Mexican pesos 00/100), through the cancelation of 1,277’425,350 (one billion, two hundred seventy seven million, four hundred twenty five thousand three hundred fifty) ordinary, registered and without par-value, treasury shares, of which 851’616,900 (eight hundred fifty one million, six hundred sixteen thousand nine hundred) are Series A and 425’808,450 (four hundred twenty five million, eight hundred and eight thousand, four hundred fifty) are Series B, which supported the issuance of the convertible notes issued in May 2015 due March 2020, and that shall remain in treasury after their settlement at maturity. The decrease in share capital is made at a theoretical value of 0.00277661 Mexican pesos per share.

In relation to the Sixth Item on the Agenda, by majority vote in favor and with the opposing vote of 1,454’208,040 shares, the following Agreement was made:

EIGHT: The following is approved:

(a)   Appointing the following persons as members of CEMEX, S.A.B. de C.V.´s Board of Directors:

MR. ROGELIO ZAMBRANO LOZANO	Non-Independent Board of Directors Member (Criteria: Relevant Director of the Company)

MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Board of Directors Member (Criteria: Relevant Officer of the Company)

MR. MARCELO ZAMBRANO LOZANO	Non-Independent Board of Directors Member (Criterion: First Degree blood relative of the Chairman of the Board of Directors.)

MR. IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Board of Directors Member (Criterion: Fourth Degree blood relative of the Chairman of the Board of Directors.)

MR. TOMÁS MILMO SANTOS	Non-Independent Board of Directors Member (Criteria: Fourth Degree blood relative of the Chairman of the Board of Directors)

MR. ARMANDO J. GARCÍA SEGOVIA	Independent Director

MR. RODOLFO GARCÍA MURIEL	Independent Director

MR. DIONISIO GARZA MEDINA	Independent Director

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

MR. ARMANDO GARZA SADA	Independent Director

MR. DAVID MARTÍNEZ GUZMÁN	Independent Director

MR. EVERARDO ELIZONDO ALMAGUER	Independent Director

MR. RAMIRO GERARDO VILLARREAL MORALES	Independent Director

MR. GABRIEL JARAMILLO SANINT	Independent Director

MRS. ISABEL MARÍA AGUILERA NAVARRO	Independent Director

Based on the criteria indicated and the reports of each of the proposed persons, it was found that none of the Directors appointed as Independent Directors fall under the cases indicated in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

(b)   Appoint MR. ROGELIO ZAMBRANO LOZANO, MR. ROGER SALDAÑA MADERO and MR. RENÉ DELGADILLO GALVÁN as President, Secretary and Alternate Secretary of CEMEX, S.A.B. de C.V.´s Board of Directors, respectively, the last two of them without being Board members.

(c)   That the Board Members are exempt from granting surety.

(d)   Appoint the following persons as members of CEMEX, S.A.B. de C.V.´s Audit Committee:

MR. EVERARDO ELIZONDO ALMAGUER

MR. RODOLFO GARCÍA MURIEL

MR. FRANCISCO JAVIER FERNANDEZ CARBAJAL

(e)   Appoint the following persons as members of CEMEX, S.A.B. de C.V.´s Corporate Practices and Finance Committee:

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

MR. RODOLFO GARCÍA MURIEL

MR. DIONISIO GARZA MEDINA

MR. ARMANDO GARZA SADA

(f)   Appoint the following persons as members of CEMEX, S.A.B. de C.V.´s Sustainability Committee:

MR. ARMANDO J. GARCÍA SEGOVIA

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

MR. IAN CHRISTIAN ARMSTRONG ZAMBRANO

MR. MARCELO ZAMBRANO LOZANO

(g)   Appoint MR. EVERARDO ALMAGUER, MR. FRANCISCO JAVIER FERNÉNDEZ CARBAJAL and MR. ARMANDO J. GARCÍA SEGOVIA as Presidents of CEMEX, S.A.B. de C.V.´s Audit Committee, Corporate Practices and Finance Committee and Sustainability Committee, respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit Committee, Corporate Practices and Finance Committee and Sustainability Committee without forming part of the aforementioned committees.

In relation to the Seventh Item on the Agenda, by majority vote in favor and with the opposing vote of 349’855,420 shares, the following Agreement was made:

NINTH: The proposal for the remuneration of the members of the Board of Directors of CEMEX S.A.B. de C.V. is approved, under the following terms: as honoraria for the following twelve-month period, each of the Board Members be granted the amount of $434,000.00 Mexican pesos (four hundred thirty-four thousand Mexican pesos 00/100) for each meeting they attend, charged to results, as well as granting each of the members of the Audit, Corporate Practices and Finance and Sustainability Committees the amount of $104,500.00 Mexican pesos (one hundred four thousand, five hundred Mexican pesos 00/100) for each committee meeting they attend. The members of the committees created by the Board of Directors shall receive as maximum compensation those set forth to the members of the Audit and Corporate Practices and Finance and Sustainability Committees.

In relation to the Eighth Item on the Agenda, by majority in favor and with the opposing vote of 15’234,550 shares, the following Agreement was made:

TENTH: MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO AND MR. RENÉ DELGADILLO GALVÁN are appointed to appear, jointly or separately, before a Public Notary of their choice to formalize the minute that arises from this Shareholder´s Meeting to formalize and fulfill the adopted Resolutions and manage its registration in the corresponding Public Registry of Commerce if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 26, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller